

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

     Re: **Simon Property Group, Inc.**
          Form 10-K for the Year Ended December 31, 2009
          Definitive Proxy Statement Filed March 26, 2010
          Form 8-K filed April 30, 2010
          File No. 1-14469
          Simon Property Group, L.P.
          Form 10-K for the Year Ended December 31, 2009
          File No. 333-11491

Dear Mr. Sterrett:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Daniel L. Gordon
          Branch Chief